UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

RJS DEVELOPMENT, INC.
(Exact Name of Registrant as Specified in its Charter)

Florida (State or other jurisdiction of incorporation or organization)	000- 54494 Commission File Number	20-0075049 (I.R.S. Employer Identification No.)

Room 1725, Building BTop City, No.1 Xiaokejiaxiang Chunxi Road
Jinjiang District, Chengdu, Sichuan 610061
People’s Republic of China
(Address of principal executive offices)

+86 (28) 8661-0965
(Issuer’s Telephone Number)

Date of Mailing: April 23, 2012

RJS DEVELOPMENT, INC.
Room 1725, Building BTop City, No.1 Xiaokejiaxiang Chunxi Road
Jinjiang District, Chengdu, Sichuan 610061
People’s Republic of China

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND SEC RULE 14f-1 PROMULGATED THEREUNDER

NOTICE OF CHANGE IN MAJORITY OF THE BOARD OF DIRECTORS

April 23, 2012

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of April 23, 2012 of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of RJS Development, Inc.  (“we”, “us”, “our”, “RJS” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934  (the “Exchange Act”) and Rule 14f-1 promulgated thereunder (“Rule 14f-1”), in connection with the issuance of shares of our Common Stock pursuant to a Stock Purchase Agreement, dated April 23, 2012 (the “Stock Purchase Agreement”), by and among Yong Li, as agent and attorney-in-fact (“Agent”) for the persons set forth in the Stock Purchase Agreement (the “Buyers”), Joe Tyszko and RJS.

Pursuant to the Stock Purchase Agreement, Mr. Tyszko sold to Agent, as agent and attorney-in-fact for the Buyers, and Agent, as agent and attorney-in-fact for the Buyers, agreed to purchase, 5,951,544 shares of the Common Stock, constituting approximately 99.2% of the issued and outstanding Common Stock, for an aggregate purchase price of $285,000.

Effective as of April 23, 2012 (the “Closing Date”), in connection with the closing of the transactions contemplated by the Stock Purchase Agreement (the “Closing”), Joe Tyszko has resigned as our President and Secretary, and Valerie Tyszko has resigned as our Treasurer and as a director of the Company.  In addition, Mr. Tyszko has submitted his resignation as a director of the Company, effective as of 10 days after mailing of this Information Statement to our stockholders.  Effective as of the Closing Date, Guofeng Feng has been appointed as our Chief Executive Officer, and will be appointed as the sole director of the Company effective as of 10 days following the later of the date of the filing of this Information Statement with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our stockholders.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).  Accordingly, the closing of the transactions contemplated under the Stock Purchase Agreement and the resulting change in a majority of our directors will not occur until at least 10 days following the mailing of this Information Statement.  This Information Statement will be mailed to our stockholders of record on or about April 23, 2012.

Please read this Information Statement carefully. It describes the terms of the Stock Purchase Agreement and contains certain biographical and other information concerning our executive officer and director after the Closing. All of our filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

VOTING SECURITIES

The Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders (or by written consents or authorizations if no meeting is held).  Each share of Common Stock entitles the holder thereof to one vote. As of April 23, 2011, there were 6,000,000 shares of Common Stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership Prior to the Closing

The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of immediately prior to the Closing by (i) each person known by us to be the beneficial owner of 5% or more of the outstanding Common Stock, (ii) each executive officer and director of the Company, and (iii) all of our executive officers and directors as a group.

Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.  Unless otherwise indicated, the address of each of the persons listed below is 200 Miramar Blvd. NE, St. Petersburg, Florida 33704.

Name and Address	Shares of Common Stock (1)	Percent of Class (2)
Joe Tyszko (3)	5,951,544	99.2%

Valerie Tyszko (4)	5,951,544	99.2%

All directors and officers as a group	5,951,544	99.2%

(1)            Under Rule 13d-3 of the Exchange Act, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares.  Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares).  In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

(2)            Based on 6,000,000 shares of Common Stock issued and outstanding as of immediately prior to the Closing.

(3)            As of immediately prior to the Closing, Joe Tyszko was the President, Secretary and Chief Executive Officer of the Company.

(4)            The shares represented by the beneficial ownership of Valerie Tyszko are individually owned by her husband, Joe Tyszko.  As of immediately prior to the Closing, Ms. Tyszko was the Treasurer and a director of the Company.

Security Ownership After the Closing

The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of the Closing by (i) each person known by us to be the beneficial owner of 5% or more of the outstanding Common Stock, (ii) each executive officer and director of the Company, and (iii) all of our executive officers and directors as a group.

Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.  Unless otherwise indicated, the address of each of the persons listed below is Room 1725, Building BTop City, No.1 Xiaokejiaxiang Chunxi Road, Jinjiang District, Chengdu, Sichuan 610061, People’s Republic of China.

Name and Address	Shares of Common Stock (1)	Percent of Class (2)
Ho Yin Donal Tung	630,000	10.5%
Jinhua Zhou	570,000	9.5%
Anke Feng	360,000	6.0%
Guofeng Feng (3)	360,000	6.0%
Joe Tyszko (4)	0	0.0%
All directors and officers as a group	360,000	6.0%

(1)            Under Rule 13d-3 of the Exchange Act, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares.  Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares).  In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

(2)            Based on 6,000,000 shares of Common Stock issued and outstanding as of the Closing.

(3)            Includes 360,000 shares of Common Stock held by Anke Feng, Mr. Feng’s wife. Mr. Feng disclaims beneficial ownership of such shares.  Mr. Feng is the Chief Executive Officer and, effective as of 10 days after mailing of the Schedule 14f-1 to the stockholders of the Company, the sole director of the Company.

(4)            Mr. Tyszko has submitted his resignation as a director of the Company, effective as of 10 days after mailing of the Schedule 14f-1 to the stockholders of the Company.  Mr. Tyszko’s address is 200 Miramar Blvd. NE, St. Petersburg, Florida 33704.

Change in Control

The disclosure set forth under “Change in Control” below is incorporated herein by reference.

CHANGE IN CONTROL

Prior to the Closing, Seller owned 5,951,544, or approximately 99.2%, of the issued and outstanding shares of Common Stock and served as our President, Secretary and Chairman of the Board of Directors.  In connection with the Closing, Mr. Tyszko resigned from the executive officer positions he held with the Company, effective as of the Closing.  Mr. Tyszko also resigned as a director of the Company, effective as of 10 days after mailing of this Information Statement.  In addition, Mr. Tyszko wife, Valerie Tyszko, who served as the Treasurer and as a director of the Company, resigned from such positions effective as of the Closing.

Upon the Closing, the Buyers collectively own 99.2% of the issued and outstanding Common Stock.  In addition, as of the Closing, Guofeng Feng has been appointed as our Chief Executive Officer of the Company and, effective as of 10 days after the mailing of this Information Statement, elected as the sole director of the Company.

Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Stock Purchase Agreement, there was a change of control of the Company as of the Closing Date.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our directors and executive officers prior to the Closing and after the Closing.

Legal Proceedings

There are no material legal proceedings pending or threatened against us and there are no such proceedings known by us to be contemplated by governmental authorities.  There are no material proceedings to which any of our directors or executive officers, or any associate of any of our directors and executive officers, is a party adverse to the Company or has a material interest adverse to the Company or any of our subsidiaries.

Directors and Executive Officers Prior to the Closing

Our officers and directors as of immediately prior to the Closing and additional information concerning them are as follows:

Name	Age	Position

Joe Tyszko	42	President, Secretary and Chairman of the Board of Directors

Valerie Tyszko	39	Treasurer and Director

Joe Tyszko.  Mr. Tyszko was a director for our company since its inception. Originally from Dunkirk, New York, Joe Tyszko attended college at Clarion University in Pennsylvania.  Graduating Magna Cum Laude, he went to work for Ernst & Young, a “Big 6” public accounting firm (at the time) in Pittsburgh, PA from 1991 until 1993.  He moved to Saint Petersburg, Florida in 1993 and started his real estate career with a full service development company named Paragon Group.  Mr. Tyszko did management, accounting and retail leasing for Paragon during his first year earning “Employee of the Year”.  After two years at Paragon, he moved to a smaller firm, Merin Summa Codmin, which focused on leasing a variety of shopping centers throughout west central Florida.  During the next two years, Mr.  Tyszko became experienced in the retail leasing business through a variety of projects in different markets throughout West Central Florida.

Mr. Tyszko was then recruited by Trammel Crow, a major development and leasing company.  Mr. Tyszko was responsible for leasing over one million square feet of retail properties owned and managed by Trammel Crow.  Mr. Tyszko gained extensive experience in this endeavor by reporting to major clients like GE Capital, Aetna Insurance Company, GE Investments and other public and private equity firms.

Mr. Tyszko then became self-employed with the incorporation of RJS Development, Inc. after compiling excellent experience while working for these three commercial real estate companies.  From that point on, he was involved in over two dozen developments ranging from acquisition and dispositions of tracts of land and to national, regional and local tenants, to building or selling over twenty (20) retail and office developments.  Since 2001, Mr. Tyszko’s primary core business has been retail developments which are his primary expertise but he has also developed or sold office and industrial facilities. Mr. Tyszko does not perform any duties for JVT Development, Inc., which Mr. Tyszko owns, and which is now a dormant company.

Valerie Tyszko.  Ms. Tyszko served as our Treasurer and as a Director since 2006.  Originally from Montreal, Canada, Ms. Tyszko relocated to Florida in August 1992.  She began her career in real estate while working for Archstone Communities from 1994 to 2000.  Archstone Communities is an apartment company that both owns and manages upscale luxury apartment communities across the United States and Europe.  Ms. Tyszko held two positions while with Archstone Communities in both the corporate office as well as a property manager affording her both the experience and knowledge regarding the day-to-day operations of residential commercial real estate.

She then joined AG Armstrong Development, LLC in 2000 until 2003 as a commercial leasing agent after spearheading the design and development of its first apartment community, Tall Timbers.  As a leasing agent, she was directly responsible for the lease up of newly constructed Publix supermarket anchored shopping centers.

Ms. Tyszko joined RJ King & Associates Commercial Real Estate Company, a full service brokerage firm, from 2003 to 2006, where she represented developers and owners in transactions such as leasing, sales and property management.

Executive Officers and Directors After the Closing

The following table sets forth the name, age, and position of our directors and officers after the Closing Date.  Executive officers are elected annually by our board of directors.  Each executive officer holds his office until he resigns, is removed by the board, or his successor is elected and qualified.  Directors are elected annually by our stockholders at the annual meeting.  Each director holds his office until his successor is elected and qualified or his earlier resignation or removal.

Name	Age	Position

Guofeng Feng	39	Chief Executive Officer and Director (1)

Joe Tyszko	42	Director (2)

(1)           Mr. Feng will be elected as a director, effective as of 10 days after the mailing of this Information Statement to our stockholders.

(2)           Mr. Tyszko has submitted his resignation as a director, effective as of 10 days after the mailing of this Information Statement to our stockholders

Guofeng Feng.  Mr. Feng has been the Vice Manager of Shanghai Andu Investment Group, an investment company based in Shanghai, China, since 2006.  In his career, Mr. Feng has held other high-level marketing, development and management positions at various Chinese companies.  Mr. Feng received a Masters degree in from the University of Dortmund (Germany) and his Bachelors degree from Shanghai Jiao Tong University (China).  The Company believes that Mr. Feng brings to the board of directors his substantial experience in business development and management.

The disclosure set forth under the heading “Directors and Executive Officers – Directors and Executive Officers Prior to the Closing – Joe Tyszko” above is incorporated herein by reference.

Arrangements for Appointment of Directors and Officers

Mr. Feng was designated under the Stock Purchase Agreement to be appointed as the Chief Executive Officer of the Company as of the Closing, and to be elected as the sole director of the Company as of 10 days after mailing this Information Statement to our stockholders, to fill the vacancies created by the resignations of Mr. Tyszko and Ms. Tyszko from their respective positions.

Other than as described above with respect to Mr. Feng, there is no arrangement or understanding between any director or officer and any other person pursuant to which such person was or will be selected as a director or officer.  Directors serve until the next annual general meeting or until a successor is appointed.

Family Relationships

Prior to the Closing, the Company’s officers and directors were husband and wife.

As of immediately following the Closing, there are no family relationships among any directors and executive officers of the Company.  As of 10 days after the mailing of this Information Statement, there will be no family relationships among any directors and executive officers of the Company.

Transactions With Related Persons, Promoters and Certain Control Persons

The disclosure set forth under the heading “Change in Control” above is incorporated herein by reference.

Other than the transactions contemplated by the Stock Purchase Agreement and described in this Information Statement, there has not been and there is no currently proposed transaction or series of transactions in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which any none of the following persons had or will have any direct or indirect material interest: (i) any of the Company’s directors or officers; (ii) any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our Common Stock; or (iii) any immediate family member of any of the foregoing persons, or any relative of such spouse.

Compliance With Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and 10% stockholders are required by regulation to furnish us with copies of all Section 16(a) forms they file.  To the best of our knowledge (based upon  a review of the Forms 3, 4 and 5 filed), no officer, director or 10% beneficial stockholder of the Company failed to file on a timely basis any reports required by Section 16(a) of the Exchange Act during the Company’s fiscal year ended December 31, 2011.

Corporate Governance

Board of Directors and Committees; Director Independence

We do not have standing audit, nominating or compensation committees of the board of directors or committees performing similar functions. These functions are currently performed by the board of directors as a whole.  We do not have an audit committee charter or nominating committee charter.

Our board of directors does not currently have an express policy with regard to the consideration of any director candidates recommended by stockholders because the board of directors believes that it can adequately evaluate any such nominees on a case-by-case basis.  Our board of directors does not currently have any formal minimum criteria for nominees.  We have not received any recommendations for director nominees from any stockholders.

We do not presently have any independent directors.  We consider independent directors to be individuals who are not employed by the Company in any capacity and who do not have any equity ownership interest in the Company.  Our Board of Directors is comprised of our Chief Executive Officer, Mr. Feng.

Board Meetings

During the Company’s fiscal year ended December 31, 2011, our board of directors held zero (0) meetings and acted by written consent on zero (0) occasions.  We have not yet established a policy with respect to board member’s attendance at annual meetings.

Stockholder Communications

Our board of directors does not currently have a process for our stockholders to send communications to the board of directors.  Our stockholders can currently send communications to the board of directors by writing to: Room 1725, Building BTop City, No.1 Xiaokejiaxiang Chunxi Road, Jinjiang District, Chengdu, Sichuan 610061, People’s Republic of China.

EXECUTIVE COMPENSATION

Executive Compensation Summary

Other than a one-time payment to Mr. Tyszko, on March 23, 2012, of 4,600,000 shares of Common Stock (valued at $20,000 in the aggregate) for services rendered to the Company, we have never paid any salary or consulting fees to our officers.

Option/SAR Grants in Last Fiscal Year

We did not grant any stock options to our executive officers or directors from inception through the date of this Information Statement.

Director Compensation

We do not pay our directors any fees or other compensation for acting as directors. We have not paid any fees or other compensation to any of our directors for acting as directors to date.

Employment Contracts

We presently do not have any employment agreements or other compensation arrangements with any of our officers and directors.

Summary Compensation Table

The following table sets forth all remuneration for services rendered to the Company by each of our executive officers and directors during the fiscal years ended December 31, 2009, 2010 and 2011.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Guofeng Feng, Chief Executive Officer and Director (1)	2011								0
	2010								0
	2009								0
Joe Tyszko, President, Secretary and Chairman of the Board of Directors (2)	2011								0
	2010								0
	2009								0
Valerie Tyszko, Treasurer and Director (3)	2011								0
	2010								0
	2009								0

(1)           Mr. Feng was appointed as the Company’s Chief Executive Officer effective as of the Closing and will be elected as a director of the Company effective as of 10 days after the mailing of this Information Statement.

(2)           As described in “CHANGE IN CONTROL” above, Mr. Tyszko is no longer an officer of the Company and, effective as of 10 days after the mailing of this Information Statement, will no longer be a director of the Company.

(3)           As described in “CHANGE IN CONTROL” above, Ms. Tyszko is no longer an officer or director of the Company.

RJS DEVELOPMENT, INC.

Dated: April 23, 2012	By:	/s/ Guofeng Feng
Guofeng Feng
Chief Executive Officer